ENVOY COMMUNICATIONS GROUP INC.
CONSOLIDATED BALANCE SHEETS
(In Canadian dollars)
(Unaudited — Prepared by Management)

	March 31	September 30
As at	2003	2002

Assets
Current assets:
Cash	$611,310	$469,909
Restricted cash	1,122,388	1,831,085
Accounts receivable	10,234,747	20,528,048
Income taxes recoverable	—	2,779,717
Future income taxes	855,000	855,000
Prepaid expenses	571,598	983,068

	13,395,043	27,446,827

Capital assets	6,603,319	7,836,728
Goodwill	10,801,312	11,314,283
Other assets	52,040	116,649
Future income taxes	2,303,703	2,459,228

	$33,155,417	$49,173,715

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$9,294,780	$21,019,267
Deferred revenue	616,670	1,475,671
Amounts collected in excess of pass-through costs incurred	1,960,894	2,104,522
Bank credit facility (Note 1 and Note 2)	6,444,333	9,838,191
Current portion of long-term debt (Note 1 and Note 2)	1,078,821	750,923

	19,395,498	35,188,574

Long-term debt (Note 1 and Note 2)	3,588,026	3,413,697
Long-term portion of restructuring costs	753,263	792,275

	4,341,289	4,205,972

Shareholders’ equity:
Share capital	54,339,390	54,339,390
Convertible debentures (Note 2)	1,720,859	1,720,859
Stock based compensation	23,268	—
Deficit	(46,839,330)	(47,629,529)
Cumulative translation adjustment	174,443	1,348,449

	9,418,630	9,779,169

	$33,155,417	$49,173,715

See accompanying notes to consolidated financial statements.

ENVOY COMMUNICATIONS GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
(In Canadian dollars)
(Unaudited — Prepared by Management)

	March 31	March 31
For the six months ended	2003	2002

Net revenue	$20,948,768	$31,042,483
Operating expenses:
Salaries and benefits	15,067,201	24,861,877
General and administrative (Note 3)	2,747,792	6,487,613
Occupancy costs	1,932,932	2,487,111
Stock based compensation	23,268	—

	19,771,193	33,836,601

Earnings (loss) before depreciation, amortization, interest expense, restructuring costs, gain on disposal of subsidiaries, income taxes, and goodwill amortization	1,177,575	(2,794,119)
Depreciation	1,153,288	1,506,752
Amortization of intangible asset	12,098	—
Interest expense (Note 2)	1,494,113	340,682

Loss before restructuring costs, income taxes, and goodwill amortization	(1,481,924)	(4,641,553)
Restructuring costs and unusual item	—	(8,024,442)
Gain on disposal of subsidiaries (Note 3)	2,272,123	—
Income tax recovery	—	5,207,003

Income (loss), before goodwill amortization	790,199	(7,458,992)
Goodwill amortization, net of income taxes of nil (2002 $12,000)	—	(1,751,050)
Write-down of Goodwill	—	(28,426,266)

Net Income (loss)	$790,199	$(37,636,308)
Retained earnings (deficit), beginning of period	(47,629,529)	5,603,200

Deficit, end of period	$(46,839,330)	$(32,033,109)

Net income (loss) per share — basic	$0.04	$(1.80)
Net income (loss) per share — fully diluted	0.04	(1.80)
Net income (loss) per share before goodwill amortization — basic	0.04	(0.36)
Net income (loss) per share before goodwill amortization — fully diluted	0.04	(0.36)

Weighted average number of common shares outstanding	21,258,693	20,910,136

See accompanying notes to consolidated financial statements.

ENVOY COMMUNICATIONS GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In Canadian dollars)
(Unaudited — Prepared by Management)

	March 31	March 31
For the six months ended	2003	2002

Cash flows from operating activities:
Net income (loss)	$790,199	$(37,636,309)
Items not involving cash:
Future income tax recovery	(263,504)	(2,248,713)
Depreciation	1,153,288	1,506,752
Goodwill amortization	—	1,763,050
Amortization of intangible asset	12,098	—
Amortization of deferred financing charges	—	91,347
Convertible debentures accretion	374,728	—
Other non-cash interest	33,238	—
Stock based compensation	23,268	—
Write-down of capital assets	332,306	843,219
Write-down of goodwill	—	28,426,266
Gain on disposal of subsidiaries	(2,271,811)	—
Recognition of cumulative translation adjustment on closure of Hampel Stefanides (Note 3)	(841,081)	—

Cash flow from operations before changes in non-cash working capital balances	(657,271)	(7,254,387)

Net changes in non-cash working capital balances
Restricted cash	708,697	(460,166)
Accounts receivable	2,022,702	1,166,808
Prepaid expenses	56,961	(144,491)
Accounts payable and accrued liabilities	(126,234)	(12,802,612)
Income taxes recoverable	2,548,893	(3,243,219)
Deferred revenue	(859,001)	720,372
Amounts collected in excess of pass-through costs incurred	1,356,956	2,920,598
Long-term restructuring costs	(39,012)	1,101,231
Other	14,105	590,040

Net cash provided by (used in) operating activities	5,026,797	(17,405,825)

Cash flows from financing activities:
Long-term debt borrowings	746,924	1,987,641
Long-term debt repayments	(3,638,555)	(1,623,432)
Redemption of common shares	—	(628,083)
Other	—	—

Net cash used in financing activities	(2,891,631)	(263,874)

Cash flows from investing activities:
Acquisition of subsidiaries	(104,137)	(52,497)
Disposal of subsidiaries	(1,181,353)	—
Purchase of capital assets	(428,291)	(847,123)
Proceeds on sale of capital assets	176,106	44,049

Net cash used in investing activities	(1,537,675)	(855,571)

Change in cash balance due to foreign exchange	(456,089)	(411,822)

Increase/(Decrease) in cash	141,402	(18,937,093)
Cash, beginning of period	469,909	21,781,809

Cash, end of period	$611,311	$2,844,716

Cash flow from operations before changes in non-cash working capital balances per share:
Basic	$(0.03)	$(0.35)
Fully diluted	(0.03)	(0.35)

Supplemental cash flow information:
Interest paid	$800,658	$202,247
Income taxes paid	20,200	434,504

Supplemental disclosure of non-cash transactions:
Shares issued for non-cash consideration	—	213,000

ENVOY COMMUNICATIONS GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(In Canadian dollars)
(Unaudited — Prepared by Management)

	March 31	March 31
For the three months ended	2003	2002

Net revenue	$9,047,325	$14,250,275
Operating expenses:
Salaries and benefits	6,946,753	11,974,392
General and administrative (Note 3)	671,222	3,661,547
Occupancy costs	795,226	1,156,600
Stock based compensation	—	—

	8,413,201	16,792,539

Earnings (loss) before depreciation, amortization, interest expense, restructuring costs, gain on disposal of subsidiaries, income taxes, and goodwill amortization	634,124	(2,542,265)
Depreciation	584,135	759,811
Amortization of intangible asset	6,049	—
Interest expense (Note 2)	801,654	150,119

Loss before restructuring costs, income taxes, and goodwill amortization	(757,714)	(3,452,195)
Restructuring costs and unusual item	—	(7,638,442)
Gain on disposal of subsidiaries (Note 3)	2,272,123	—
Income tax (expense)/recovery	(122,562)	4,666,213

Income (loss), before goodwill amortization	1,391,847	(6,424,424)
Goodwill amortization, net of income taxes of nil (2002 $6,000)	—	(955,637)
Write-down of Goodwill	—	(28,426,266)

Net Income (loss)	1,391,847	(35,806,327)
Retained earnings (deficit), beginning of period	(48,231,177)	5,603,200

Deficit, end of period	$(46,839,330)	$(30,203,127)

Net income (loss) per share — basic	$0.07	$(1.71)
Net income (loss) per share — fully diluted	0.07	(1.71)
Net income (loss) per share before goodwill amortization — basic	0.07	(0.31)
Net income (loss) per share before goodwill amortization — fully diluted	0.07	(0.31)

Weighted average number of common shares outstanding	21,258,693	20,892,584

See accompanying notes to consolidated financial statements.

ENVOY COMMUNICATIONS GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In Canadian dollars)
(Unaudited — Prepared by Management)

	March 31	March 31
For the three months ended	2003	2002

Cash flows from operating activities:
Net loss	$1,391,847	$(35,806,327)
Items not involving cash:
Future income tax expense (recovery)	56,695	(1,565,024)
Depreciation	584,135	759,810
Goodwill amortization	—	961,637
Amortization of intangible asset	6,049	—
Amortization of deferred financing charges	—	46,109
Convertible debentures accretion	195,239	—
Other non-cash interest	16,619	—
Write-down of capital assets	332,306	843,219
Write-down of goodwill	—	28,426,266
Gain on disposal of subsidiaries	(2,271,811)	—
Recognition of cumulative translation adjustment on closure of Hampel Stefanides (Note 3)	(841,081)	—

Cash flow from operations before changes in non-cash working capital balances	(530,002)	(6,334,310)

Net changes in non-cash working capital balances
Restricted cash	405,384	69,678
Accounts receivable	2,801,161	(5,139,767)
Prepaid expenses	125,185	(15,320)
Accounts payable and accrued liabilities	(3,544,440)	3,083,898
Income taxes (recoverable) payable	2,179,370	(3,160,345)
Deferred revenue	(692,347)	357,131
Amounts collected in excess of pass-through costs incurred	(176,794)	3,924,116
Long-term restructuring costs	294,550	1,101,231
Other	(89,848)	771,735

Net cash used in operating activities	772,220	(5,341,953)

Cash flows from financing activities:
Long-term debt borrowings	300,876	—
Long-term debt repayments	(3,205,784)	(105,204)

Net cash used in financing activities	(2,904,908)	(105,204)

Cash flows from investing activities:
Acquisition of subsidiaries	(104,137)	(287,119)
Disposal of subsidiaries	(1,181,353)	—
Purchase of capital assets	(334,425)	(300,795)
Proceeds on sale of capital assets	—	44,049

Net cash used in investing activities	(1,619,915)	(543,865)

Change in cash balance due to foreign exchange	(535,244)	(488,383)

Decrease in cash	(4,287,847)	(6,479,405)
Cash, beginning of period	4,899,158	9,324,121

Cash, end of period	$611,311	$2,844,716

Cash flow from operations before changes in non-cash working capital balances per share:
Basic	$(0.02)	$(0.30)
Fully diluted	(0.02)	(0.30)

Supplemental cash flow information:
Interest paid	$409,899	$61,503
Income taxes paid	6,200	167,529

Supplemental disclosure of non-cash transactions:
Shares issued for non-cash consideration	—	213,000

1.	Basis of Presentation

(a)  These consolidated financial statements have been prepared on the going concern basis, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and satisfy its liabilities in the normal course of business. At September 30, 2002 certain conditions existed and events had occurred, that provided uncertainty regarding the Company’s ability to continue as a going concern, with its existing operations.

Since September 30, 2002, in the second quarter of 2003, the Company has entered into a series of transactions to restructure operations in order to meet its’ obligations. This series of transactions included the following activities: the closure of Hampel Stefanides Inc. (“Hampel”), in New York on February 7, 2003 (see Note 3): repayment of approximately $3,200,000 of bank debt, renegotiation of the banking agreement with existing lenders finalized in April 2003 (see Note 5); and amendment of the existing convertible debentures (see Note 2A(d) and Note 5).

As discussed in Note 5, subsequent to the quarter-end, in April 2003 the Company issued $2,000,000 of convertible debentures and used the proceeds to further reduce the outstanding bank credit facility. This financing was one of the conditions of the new banking agreement.

(b)  Certain 2002 comparative figures have been reclassified to conform to the financial statement presentation adopted in the 2002 audited year-end financial statements.

(c)  The financial statements have been prepared by management in accordance with GAAP in Canada for interim financial statements. These interim financial statements do not include all the note disclosure required for annual financial statements and therefore they should be read in conjunction with the Company’s annual consolidated financial statements for the year ended September 30, 2002. The significant accounting policies follow that of the most recently reported annual financial statements.

Note 2A. Bank Credit Facility and Other Debt

	2003	2002

Bank credit facility (a)	$6,444,333	$9,835,789
Promissory note, 15% per annum, repayable on June 30, 2003 (b)	500,000	—
Promissory note, 8% per annum, repayable in five monthly installments	—	1,309,169
commencing June 30, 2002 (c)
Current portion of loans payable to landlords and capital leases	578,821	313,590

	$7,523,154	$11,458,548

Long-term portion of loans payable to landlords and capital leases	1,120,240	833,826
Convertible Debentures (d)	2,467,786	—

Total long-term debt	$3,588,026	$833,826

(a)	Bank credit facility

As at March 31, 2003 the Company operated under a Forebearance Agreement with its lenders, which required certain principal repayments up to March, 2003. In April 2003, the Company has amended the terms of its Forebearance Agreement (see Note 5). Costs associated with this new banking amendment have been charged to interest expense.

(b)	Promissory Note

On December 11, 2002 the Company borrowed $500,000 with an interest rate of 15% per annum payable monthly. The loan is repayable on June 30, 2003 and the funds have been used for general corporate purposes.

(c)	Promissory Note

This note was repaid in the 1st quarter of fiscal 2003.

Note 2A. Bank Credit Facility and Other Debt cont’d.

(d)	Convertible debentures:

On April 29, 2002, the Company issued $1,800,000 in 10% convertible debentures which mature on April 29, 2007.

On September 12, 2002, the Company issued $2,000,000 in 10% convertible debentures which mature on September 12, 2007.

The warrants attached to these convertible debentures have been cancelled (see Note 5).

The debentures are bifurcated into a debt component, representing a yield to maturity over the five-year life, and an equity component with proceeds allocated to long-term debt and shareholders’ equity.

The principal amount of the debentures will increase as interest is accreted using an effective interest rate method over two years, being the earliest date at which they are redeemable at the option of the holder.

As at March 31, 2003, the aggregate debt component carrying values of all of the Company’s convertible debentures is $2,540,697.

In April 2003, as part of the re-negotiation of the existing debt facility, the Company amended the terms of the existing debentures as follows: the early repayment terms on the debentures have been deferred to April 24, 2005; the debentures are repayable in cash on maturity 5 years after issue; both debentures are now convertible into common shares at a price of $0.15 each, for a total of 25,333,333 common shares; and, the warrants attached to the convertible debentures have been cancelled.

On April 24, 2003, the Company issued $2,000,000 of convertible debentures as part of the refinancing plan. These debentures may be converted into common shares at a price of $0.15 each for a total of 13,333,333 new common shares.

Note 2B. Interest expense

Interest expense for the six months ending March 31, comprised of the following:

	2003	2002

Cash interest paid on credit facility, landlord loans and capital leases	$694,667	$166,795
Cash financing fee paid on credit facility	131,385	101,956
Accrued financing fee charges on credit facility	250,000	—
Accrued interest on debentures	43,333	—
Non cash interest computed on the debt component of debentures	374,728	71,931

	$1,494,113	$340,682

Note 3. Closure of Hampel Stefanides Inc. (“Hampel”)

On February 7, 2003 the Company decided to discontinue the operations of Hampel in New York after conducting a review of the ongoing viability, future prospects, cash needs and local debt situation of this company. After the company was closed, the shares were sold and management put into effect a plan to liquidate the business in a timely manner and with a view to minimizing any cash cost. The precise amount of these costs have not been determined, but an estimate has been used by management in preparation of these financial statements.

At the closing date, the remaining assets of Hampel were not sufficient to pay those creditors of Hampel that were not secured by the assets of Hampel. As the Company has no direct obligation to pay the creditors of Hampel, the consolidated accounts of the Company reflect a gain on the shut-down of Hampel. This gain has been recorded net of the estimated costs to close Hampel, including those liabilities of Hampel that were payable by the Company.

Included in general and administrative expenses is the recognition of a deferred foreign exchange gain of $841,081, based on the sale of the shares of Hampel.

The following chart summarizes the unaudited balance sheet of Hampel Stefanides Inc. as at the date that their business was shut-down, excluding intercompany amounts:

Current assets:
Cash	$483,120
Accounts receivable	6,852,550
Contract work in process	1,418,049
Prepaid expenses	354,510

9,108,228
Capital assets	217,934
Other assets	38,406

Total Assets	$9,364,568

Current liabilities:
Accounts payable and accrued liabilities	$11,688,253
Amounts collected in excess of pass through costs incurred	1,500,584

13,188,837
Long-term debt	76,148

Total liabilities	$13,264,985

Net liabilities	$(3,900,417)
Costs of wind up relating to the closure of Hampel	1,513,922

Gain on disposal of Hampel	$(2,386,495)

4.	Segmented Information

The Company provides marketing and international consumer and retail branding services. While the Company has subsidiaries in Canada, the United States, the United Kingdom and Continental Europe, it operates as an international business and has no distinct reportable business segments.

(a)  The Company’s external net revenue by geographic region based on the region in which the customer is located as follows:

	March 31, 2003	March 31, 2002

Canada	$3,450,616	$12,348,181
United States	9,316,819	11,605,190
United Kingdom and Continental Europe	8,181,333	7,089,112

	$20,948,768	$31,042,483

(b)  The Company’s identifiable assets for each geographic area in which it has operations are as follows:

	March 31, 2003	March 31, 2002

Capital assets:
Canada	$4,647,176	$7,880,744
United States	—	376,544
United Kingdom and Continental Europe	1,956,143	1,740,711

	$6,603,319	$9,997,999

	March 31, 2003	March 31, 2002

Goodwill:
Canada	$3,191,903	$3,251,824
United States	—	9,697,039
United Kingdom and Continental Europe	7,609,409	7,622,140

	$10,801,312	$20,571,003

(c)  The Company’s external net revenue by type of service is as follows:

March 31	2003	2002

Net Revenue:
Marketing	$5,459,675	$7,610,699
Consumer and retail branding	15,197,239	17,860,271
Technology	291,854	5,571,513

	$20,948,768	$31,042,483

5.	Subsequent Event

In April 2003, the Company finalized the amendments to its banking arrangements and thereby normalized its credit facilities with its bankers. This new amendment gives the Company a demand operating line of $7,000,000. Interest rates are variable based on certain leverage ratios ranging from Prime plus 2.5% to 5.0%. The demand operating facility is to be repaid and cancelled by April 30, 2004.

As a condition to the amendment, the Company amended the terms of the existing debentures as follows: all early repayment terms on the debentures have been deferred to April 24, 2005; the debentures are repayable in cash on maturity 5 years after issue; both debentures are now convertible into common shares at a price of $0.15 each, for a total of 25,333,333 common shares; and, the warrants attached to the convertible debentures have been cancelled.

As a condition to the amendment, the Company was required to raise $2,000,000 reduce its bank debt. On April 24, 2003, the Company issued $2,000,000 of convertible debentures as part of the refinancing plan. These debentures may be converted into common shares at a price of $0.15 each for a total of 13,333,333 new common shares. As a condition of the amendment, the Company issued to its bankers warrants to purchase 2,300,000 common shares of the Company.